Primary Business Name: LEVEL MARKETS, LLC **BD Number: 171752**

BD - AMENDMENT

10/19/2026

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
NASDAQ, INC.	DE	LEVEL HOLDINGS, LLC	SHAREHOLDER	10/2026	E	Y	Y	52-1165937